Exhibit 99.50

Volaris Announces Class Action Lawsuit Dismissal

MEXICO CITY--(BUSINESS WIRE)--August 22, 2016--Volaris* (NYSE: VLRS and BMV: VOLAR) states that in the class action lawsuit filed against the Company, certain officers and directors, and certain underwriters of the Company’s initial public offering in New York on February 24, 2015, alleging violations of the securities laws of the United States, the defendants’ motion to dismiss was granted with prejudice in favor of the Company and the rest of the defendants. The plaintiff has not appealed the judge’s decision and the time to appeal has expired. Accordingly, any right of the plaintiff to pursue the litigation has ended.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 155 and its fleet from four to 64 aircraft. Volaris offers more than 297 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for six consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net